RESULTS OF SPECIAL MEETING OF SHAREHOLDERS

On February 23, 2007, a Special Meeting of Shareholders of The Gaming and Casino Fund was held at which shareholders approved the following proposals:

Approved an investment management agreement between the Trust, on behalf of the the Fund, and Ladenburg Thalmann Asset Management Inc. ("LTAM").

		FOR			      AGAINST			ABSTAIN
	       61,191		       		242			 1,216

Approved a sub-advisory agreement between LTAM and Ahrens Advisors, LP, the current investment adviser for the Fund.

		FOR			      AGAINST			ABSTAIN
	       61,191		       		242			 1,216

Approved a Rule 12b-1 plan of distribution for the Fund.

		FOR			      AGAINST			ABSTAIN
	       60,558		       		242			 1,848